July 21, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mercury New Holdco, Inc.
Registration Statement on Form S-4
Amended July 3, 2014
File No. 333-195850

Dear Mr. Spirgel:

Set forth below is the response of Mercury New Holdco, Inc. (“New Holdco”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2014 (the “Comment Letter”), with respect to our letter dated July 15, 2014 and Amendment No. 2 to New Holdco’s Registration Statement on Form S-4 as amended on July 3, 2014, File No. 333-195850 (the “Registration Statement”). Each response below has been prepared and is being provided by New Holdco, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP to respond to the Staff’s comments on its behalf. On behalf of New Holdco, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3 unless indicated otherwise.

Comparative Per Share Data, page 20

1.

We note you used an average exchange ratio to calculate the per share data. While we understand the number of shares of New Media General to be issued to LIN shareholders is fixed, the use of the 0.7897 ratio does not result in equivalent per share data that would be realized by a LIN shareholder who receives all shares. To assist LIN shareholders when deciding whether to elect to receive cash or shares in New Media General, please balance this disclosure with equally prominent LIN equivalent per share data that gives effect to the 1.5762 merger share exchange ratio.

Response:

The disclosure appearing on page 20 of Amendment No. 3 has been revised in response to the Staff’s comment.

2.	Please disclose in the first paragraph on page 20 the amount of cash per share a LIN shareholder would receive if the shares they receive are limited to the average exchange ratio of 0.7897.

Response:

The disclosure appearing on page 20 of Amendment No. 3 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

July 21, 2014

Unaudited Pro Forma Condensed Combined Financial Information, page 133

3.

We note in your letter dated July 15, 2014 that it is not assured you will be able to swap stations such that the total revenue and broadcast cash flow after the swap are similar to total revenue and broadcast cash flow prior to the swap. While you have not given effect to any station swaps in your pro forma financial statements, your current pro forma presentation is similar to what would be presented if you gave effect to successfully swapping all conflicted stations with similar stations. Please expand your pro forma information to also give effect to the possibility that you will be unable to swap any conflicted stations, pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response:

The disclosure appearing on page 143 of Amendment No. 3 has been revised in response to the Staff’s comment.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or Abigail Bomba at (212) 859-8622.

Sincerely,

/s/ Philip Richter

Philip Richter

cc: Via E-mail James Woodward (Media General) Andrew Carington (Media General) Timothy Mulvaney (Media General) Abigail Bomba (Fried Frank) Denise Parent (LIN Media) Richard Schmaeling (LIN Media)	Glenn West (Weil, Gotshal & Manges) James R. Griffin (Weil, Gotshal & Manges) Kathryn Jacobson (SEC) Ivette Leon (SEC) Paul Fischer (SEC) Celeste Murphy (SEC)